Filed by Teranga Gold Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Oromin Explorations Ltd.

Commission File No.: 333-189465

TERANGA AND OROMIN ANNOUNCE PLAN OF ARRANGEMENT TRANSACTION

Toronto and Vancouver, Canada:  August 27, 2013 — Teranga Gold Corporation (“Teranga”) (TSX and ASX:TGZ) and Oromin Explorations Ltd. (“Oromin”)(TSX:OLE and OTC/BB:OLEPF) today announced that they have entered into an arrangement agreement (the “Arrangement Agreement”) for Teranga to acquire the remaining outstanding common shares of Oromin (the “Oromin Shares”) by way of a plan of arrangement (the “Arrangement”) under the B.C. Business Corporations Act.  Under the Arrangement, shareholders of Oromin (“Shareholders”) would receive the same consideration of 0.60 of a common share of Teranga for each Oromin Share as was offered under Teranga’s prior offer that was completed on August 6, 2013.

Oromin has called a special meeting of Shareholders for October 2, 2013 (the “Meeting”) to consider the Arrangement.  The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting is the close of business on August 30, 2013.  The Arrangement is subject to the approval of the Supreme Court of British Columbia and satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement. To be effective, the resolution of Shareholders approving the Arrangement (the “Arrangement Resolution”) must be approved by not less than 66 2/3% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting and a majority of the votes cast by minority Shareholders in accordance with applicable securities laws.  Teranga has indicated that it will vote all of the Oromin Shares it holds in favour of the Arrangement Resolution.  As a result, approval of the Arrangement at the Meeting is assured based on the 72.63% of the outstanding Oromin Shares that are held by Teranga.

Further details of the Arrangement will be contained in the Management Information Circular of Oromin that will be mailed to Shareholders shortly.

Shareholders are urged to read the Management Information Circular and accompanying documents carefully as they will contain important information about their Oromin Shares.  For questions regarding the deposit of their Oromin Shares under the Arrangement, Shareholders may contact the Depositary, Kingsdale Shareholder Services Inc. toll-free at 1-866-229-8651 (English or French). Outside of North America, Shareholder can call collect at 416-867-2272, or email contactus@kingsdaleshareholder.com.

This news release contains certain statements that constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Teranga and Oromin, or developments in Teranga’s and Oromin’s business or in the gold industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.  Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about, among other things, future economic conditions and courses of action.  The words “poised”, “gives”, “expect”, “its vision”, “plan”, “support”, “assist”, “commit to”, “will not”, “intend”, “intends to” and similar expressions identify forward looking statements.  Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances and includes statements relating to completion of the Arrangement.  Teranga and Oromin caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  The risks and uncertainties that may affect forward-looking statements include, among others:  economic market conditions, anticipated costs and expenditures, government approvals, co-operation of Bendon and Badr, the attainment of court approval and Oromin shareholder approval relating to the Arrangement; and other risks detailed from time to time in Teranga’s and Oromin’s filings with Canadian provincial securities regulators.  Forward-looking statements included herein are based on Teranga management’s and Oromin management’s current plans, estimates, projections, beliefs and opinions, and, except as required by law, Teranga and Oromin do not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.  Nothing in this news release should be construed as either an offer to sell or a solicitation to buy or sell Teranga securities.

About TERANGA

Teranga is a Canadian-based gold company listed on the Toronto Stock Exchange (TSX: TGZ) and Australian Securities Exchange (ASX: TGZ). Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development.

Teranga’s mission is to create value for all of its stakeholders through responsible mining. Its vision is to explore, discover and develop gold mines in West Africa, in accordance with the highest international standards, and to be a catalyst for sustainable economic, environmental and community development. All of its actions from exploration, through development, operations and closure will be based on the best available techniques.

About OROMIN

Oromin Explorations Ltd. (TSX:OLE and OTC/BB:OLEPF) is a growth-oriented resource company focused on exploring the Sabodala gold belt in Senegal, West Africa. The company is managed by experienced industry professionals with a track record of discovery.

To date, Oromin has been focused on advancing the OJVG Gold Project in Senegal, which is comprised primarily of the Masato and Golouma deposits, located adjacent to Teranga’s Sabodala mine/mill in Senegal.  To find out more about Oromin Explorations Ltd., visit www.oromin.com.

Teranga Gold Corporation

Oromin Explorations Ltd.

For further information please contact:

Kathy Sipos, Vice-President, Investor & Stakeholder Relations

T: +1 416-594-0000 | E: ksipos@terangagold.com